

12010740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Koehler Financial, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5764 James Drive___
(No. and Street)

___Stevensville___ ___MI___ ___49127___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy P. Koehler   269-429-0650
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Gerbel and Company, P.C.___
(Name – if individual, state last, first, middle name)

830 Pleasant Street 4th Floor, PO Box 44 St. Joseph, MI 49085
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Randy P. Koehler_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Koehler Financial, LLC._ , as of _December 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Principal
Title

Erica Lynn Momany
Notary Public

ERICA LYNN MOMANY
Notary Public, State of Michigan
County of Berrien
My Commission Expires Dec. 07, 2012
Acting in the County of _Berrien_

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerbel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Fifth Third Bank Building ■ 4ᵗʰ Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

Audit of Anti-Money Laundering Compliance
Procedures at Koehler Financial, LLC
Performed by: Brian Wisneski, CPA
Reviewed by: Robert L. Gerbel, CPA
For Year-End December 31, 2011
Audit performed on February 1, 2012



1. Reviewed the firm's anti-money laundering compliance program. After Brian Wisneski, CPA reviewed the policy program he then met with Erica Momany to discuss the firm's anti-money laundering policy and procedures.

2. The firm's anti-money laundering compliance program covers all points listed under NASD Rule 3011.

3. Reviewed signed attestation by all employees stating that they have read Koehler Financial, LLC's anti-money laundering procedures, and intend to abide by them.

4. Reviewed a purchase and forward blotter maintained by Erica Momany. This document shows the date that the client check was mailed to mutual fund/insurance company, and the trade date funds were invested.

5. The Limited Liability Company has a policy of not accepting any cash from clients for deposit.

6. Reviewed risk assessments of several of the new clients in 2011. All reports examined were completely filled out. Each report was approved by the supervisor. No exceptions were found during the review.

7. Most of the new clients who were examined are from the surrounding area. The Limited Liability Company has extensive knowledge of its clients.

8. Reviewed documentation that the Company is conducting on ongoing training program.

9. Supporting documentation was detailed and readily available for inspection.

Gerbel & Company, P.C. auditor

Gerbel & Company, P.C. reviewer

Right. On time.

PHONE: 269-983-0534 ■ FAX: 269-983-7050 ■ EMAIL: gerbel@parrett.net ■ WEB SITE: www.gerbel.com

Koehler Financial, LLC	Audit conducted by:
Summary Report of Findings	BRIAN WISNESKI, CPA
	GERBEL & COMPANY, P.C.
Anti-Money Laundering Compliance Program Audit	Date(s) of Audit: **FEBRUARY 1, 2012**

The individuals named above examined Firm Names' Anti-Money Laundering Compliance Program for the purpose of testing its efficacy. The reviewer(s) evaluated the Program to ascertain whether the individuals charged with detecting and deterring money laundering are adhering to the procedures. To follow are the intentions of the examination, and the respective results. Work papers are attached.

	Results Favorable	Unfavorable	Comments
1. Confirm the integrity and accuracy of the procedures for the reporting of large currency transactions;	X		
2. Include a review of forms filed with authorities, such as Forms 4789, 4790, CTR, SAR, etc.;	X		
3. Confirm the integrity and accuracy of the Company's record keeping activities and adherence to in-house record retention policies;	X		
4. Confirm compliance with the Company's "know your customer" policies by conducting a review of a sampling of new account documentation, account reviews and transaction reviews;	X		
5. Review the ML Supervisor's records as they relate to specific monitoring of transactions or accounts, or follow-up on reported unusual activity;	X		
6. Confirm adherence to the Company's internal reporting procedures;	X		
7. Confirm that all employees have been made aware of the Program, and have signed Attestations required by the Company;	X		
8. Include steps necessary to ascertain that the Company is conducting an ongoing training program; and	X		
9. Confirm that the Company's Anti-Money Laundering Compliance Program incorporates changes required as a result of new legislation or regulation.	X		

Received and Reviewed by: _____   Date: _____
CCO

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2011

GERBEL & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
ST. JOSEPH, MICHIGAN 49085

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2011

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

December 31, 2011

Contents

Gerbel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

February 1, 2012

INDEPENDENT AUDITOR'S REPORT

Mr. Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

We have audited the accompanying statements of financial condition of Koehler Financial, LLC as of December 31, 2011 and 2010, and the related statements of loss and member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koehler Financial, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Gerbel & Company, P.C.

Right. On time.

KOEHLER FINANCIAL, LLC
Statements of Financial Condition

		December 31,		
		2011		**2010**
Assets				
Cash in bank	$	137,742	$	118,084
Receivable from dealers		454		5
TOTAL ASSETS	$	138,196	$	118,089
Liabilities and Member's Equity				
Liabilities	$	-	$	-
Member's Equity		138,196		118,089
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	138,196	$	118,089

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Loss and Member's Equity

	Year Ended December 31,			
	2011		**2010**	
Statements of Loss				
Revenues				
Commissions	$	105,704	$	59,368
Advisory fees		258,083		248,570
Reimbursements		1,320		7,574
Total Revenues	$	365,107	$	315,512
Expenses				
Advisory fees	$	345,000	$	305,000
Tax, licenses, and fees		8,080		7,979
Rent		6,000		6,000
Accounting and legal		4,385		4,385
Software		973		1,902
Seminars		-		7,574
Insurance		870		870
Other		1,320		1,318
Total Expenses	$	366,628	$	335,028
NET LOSS	$	(1,521)	$	(19,516)
Statements of Member's Equity				
Beginning of the year	$	118,089	$	107,622
Net loss for the year		(1,521)		(19,516)
Contributions		21,628		29,983
BALANCE - END OF YEAR	$	138,196	$	118,089

The accompanying notes are an integral part of these financial statements.

KOEHLER FINANCIAL, LLC
Statements of Cash Flows

	Year Ended December 31,		
	2011		2010
Cash Flows from Operating Activities			
Net loss	$ (1,521)	$	(19,516)
Adjustments to reconcile net loss to net cash provided by operating activities:			
(Increase) decrease in receivable from dealers	(449)		2,532
Net cash used by operating activities	$ (1,970)	$	(16,984)
Cash Flows from Capital Activities	$ -	$	-
Cash Flows from Financing Activities			
Contributions from member	$ 21,628	$	29,983
Net cash provided by financing activities	$ 21,628	$	29,983
Net increase in cash	$ 19,658	$	12,999
Cash - Beginning of Year	118,084		105,085
CASH - END OF YEAR	$ 137,742	$	118,084

The accompanying notes are an integral part of these financial statements.

4

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a single member (of Koehler Financial Services, Inc.) Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

B. Accounting Method

Assets, liabilities, revenues, and expenses are recorded on the accrual basis of accounting.

C. Receivables from Dealers

All accounts were deemed by management to be collectible; therefore, no allowance for doubtful accounts has been established.

D. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

E. Advisory Fees

The Company has entered into an Advisory Agreement with Koehler Financial Services, Inc. Under this agreement advisory fees are paid to Koehler Financial Services, Inc.

F. Related Party

The LLC is owned 100% by Koehler Financial Services, Inc. which is 100% owned by Randy P. Koehler.

G. Accounting for Income Taxes

The Company became a Michigan Limited Liability Company on October 8, 1999. Under this provision the Company does not pay Federal income taxes on its taxable income. Instead, the member is liable for Federal income taxes on their respective ownership percentage of the Company's taxable income.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the Michigan Department of Treasury. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

H. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 1, 2012, the date on which the financial statements were available to be issued.

KOEHLER FINANCIAL, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011

Net Capital

Total Assets	$	138,196
Less: Total Liabilities		-
Net Worth	$	138,196
Less: Nonallowable Assets		185
Tentative Net Capital	$	138,011
Less: Haircuts		-
Net Capital	$	138,011
Minimum net capital per Rule 15c3-1		5,000
Excess net capital	$	133,011
Ratio of aggregate indebtedness to net capital		0.00%

Note:

Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)".

Gerbel & Company, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Fifth Third Bank Building ■ 4th Floor ■ 830 Pleasant Street ■ P.O. Box 44 ■ St. Joseph, Michigan 49085-0044

February 1, 2012

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING
CONTROL AS REQUIRED BY SEC RULE 17a-5

Mr. Randy P. Koehler
Koehler Financial, LLC
Stevensville, Michigan

In planning and performing our audit of the financial statements of Koehler Financial, LLC as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Right. On time.

PHONE: 269-983-0534 ■ FAX: 269-983-7050 ■ EMAIL: gerbel@parrett.net ■ WEB SITE: www.gerbel.com 8

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becker & Company, P.C.